Exhibit 12.1

WAL-MART STORES, INC.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
(Amounts in millions)	April 30,	April 30,	2009	2008	2007	2006	2005
	2009	2008
Income from continuing operations before income taxes	$ 4,750	$ 4,821	$ 20,898	$ 20,158	$ 18,968	$ 17,513	$ 16,289
Capitalized interest	(27)	(29)	(88)	(150)	(182)	(157)	(120)
Consolidated net income attributable to the noncontrolling interest	(117)	(122)	(499)	(406)	(425)	(324)	(249)
Adjusted income from continuing operations before income taxes	4,606	4,670	20,311	19,602	18,361	17,032	15,920
Fixed Charges:
Interest *	542	590	2,267	2,267	2,009	1,603	1,326
Interest component of rent	103	104	406	464	368	328	319
Total fixed charges	645	694	2,673	2,731	2,377	1,931	1,645
Income from continuing operations before income taxes and fixed charges	$ 5,251	$ 5,364	$ 22,984	$ 22,333	$ 20,738	$ 18,963	$ 17,565
Ratio of earnings to fixed charges (times)	8.1	7.7	8.6	8.2	8.7	9.8	10.7

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Financial information for fiscal years 2006, 2007 and 2008 has been restated to reflect the impact of the following activities in fiscal 2009:
•	The closure and disposition of 23 stores and other properties of The Seiyu, Ltd. (“Seiyu”) in Japan under a restructuring plan; and
•	The sale of Gazeley Limited (“Gazeley”), a property development subsidiary in the United Kingdom.

Financial information for fiscal year 2005 has not been restated to reflect the impact of these activities as the adjustments are immaterial.

Financial information for fiscal years 2005 and 2006 has been restated to reflect the disposition of our South Korean and German operations that occurred in fiscal 2007.